Flexible Solutions International, Inc.
615 Discovery St.
Victoria BC Canada

March 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Flexible Solutions International, Inc. Registration Statement on Form SB-2 (SEC File No. 333-132714)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Flexible Solutions International, Inc. (the “Registrant”) hereby requests withdrawal of the above-referenced Registration Statement on Form SB-2 (the “Withdrawn Registration Statement”).

        This request is made because the shares of the Registrant’s common stock covered by the Withdrawn Registration Statement will instead be offered pursuant to the Registrant’s previously filed Registration Statement on Form S-3 (SEC File No. 333-124751) filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2005, as amended by Amendment No. 1 thereto filed with the Commission on June 27, 2005 and Amendment No. 2 thereto filed with the Commission on or about the date hereof.

        The Registrant believes that the withdrawal of the Withdrawn Registration Statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a), as the Withdrawn Registration Statement was never declared effective and no securities have been sold in connection with the offering described in the Withdrawn Registration Statement.

        If you have any questions or comments regarding the foregoing, please contact our attorney, Deepak Nanda, Esq. of Foley & Lardner LLP, at (310) 277-2223.

Sincerely,

/s/ Daniel B. O'Brien

Daniel B. O'Brien President and Chief Executive Officer Flexible Solutions International, Inc.